U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2023

Commission File Number: 001-39137

Fresh2 Group Limited

650 Fifth Avenue, Suite 2416

New York, NY 10019-6108

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

This Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form S-8 File Numbers 333-265413 and 333-259748 and our Registration Statement on Form F-3 File Number 333-256630

Explanatory Note

On September 1, 2022, Fresh2 Group Limited (the “Company”) entered into two share purchase agreements with Jiaxing Changxin Enterprise Management, LLP (“Changxin”), and Shanghai Yiyou Investment Management Co., LTD (“Yiyou”), pursuant to which the Company agreed to sell 70% of the shares of Changwei System Technology (Shanghai) Co., LTD. (“Changwei”), a subsidiary based in Shanghai, China, to Changxin in consideration of USD350,000 (RMB2,555,000), and sell the remaining 30% of the shares to Yiyou in consideration of USD150,000 (RMB1,095,000). On February 10, 2023, Yiyou entered into a further arrangement with Changxin and Ruoou Ying, pursuant to which a transfer of 29% of Changwei’s shares to Changxin and 1% of the shares to Ruoou Ying was effectuated. The closing took place on June 1, 2023. This transaction was a sale to related parties. Ruoou Ying held the position of Supervisor at Anpac Lishui (as defined below), while Changxin was under the common control of Ruoou Ying and Chris Yu, the Co-Founder and Chairman of the Company.

As previously reported, on July 28, 2023, the Company entered into three Share Purchase Agreements to sell 100% of the shares of (i) AnPac Bio-Medical Technology (Lishui) Co., Ltd., a subsidiary based in Lishui, China (“AnPac Lishui”), (ii) Anpac Technology USA CO., LTD., a subsidiary based in Pennsylvania and California (“AnPac USA”), and (iii) Changhe Bio-Medical Technology (Yangzhou) Co., Ltd., a subsidiary based in Yangzhou, China (“Changhe”), respectively.

The Company is filing this Report on Form 6-K to submit its unaudited pro forma condensed financial statements based upon the Company’s historical financial statements and adjusted to give effect to the sale of Changwei, AnPac Lishui, AnPac USA and Changhe, which comprised the Company’s early cancer screening and detection business.

Exhibit	Description
99.1	Unaudited Pro Forma Condensed Financial Statements for the Year Ended December 31, 2022

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fresh2 Group Limited

	By:	/s/ Haohan Xu
	Name:	Haohan Xu
	Title:	Chief Executive Officer

Dated: September 12, 2023

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